NUCANA PLC

3 Lochside Way

Edinburgh, EH12 9DT

United Kingdom

April 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Joshua Gorsky and Tim Buchmiller

Re:	NuCana plc

Registration Statement on Form F-1, as amended

Filed April 29, 2025

File No. 333-286716 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, NuCana plc (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Wednesday, April 30, 2025, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-3050 with any questions regarding this request.

Very truly yours,

NUCANA PLC

/s/ Hugh S. Griffith
Hugh S. Griffith Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John T. Rudy, Esq.